UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2025

PIC DIVERSIFICATION FUND, LLC

(Exact name of issuer as specified in its charter)

Wyoming	33-1830356
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

245 Laurel Road Lexington, South Carolina	29073
(Full mailing address of principal executive offices)	(Zip Code)

803-381-4811

Issuer’s Telephone number, including area code

BONDS

(TITLE OF EACH CLASS OF SECURITIES ISSUED PURSUANT TO REGULATION A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed herein this annual report (“Annual Report”) or therein the Statements Regarding Forward Looking Information contained in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”) on January 13, 2026 as part of the initial offering statement. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, including potential increased tariffs and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Item 1. BUSINESS

Mission

We have been formed to purchase or otherwise acquire mortgages and other liens on and interests in real estate.

Overview

PIC Diversification Fund, LLC, a Wyoming limited liability company (“PIC”, “we”, “our”, the “Company” and “us”) was incorporated on November 6, 2024. Our investments will be primarily focused on non-owner occupied, commercial real estate assets. We may also make other secured commercial loans, such as, but not limited to, warehouse loans, equipment loans, and factoring advances; however, we anticipate that (i) at least 55% of our assets will consist of “mortgages and other liens on and interests in real estate” (“Qualifying Interests”), (ii) up to an additional 25% of our assets will consist of “real estate-type interests” (subject to proportionate reduction if greater than 55% of our assets are Qualifying Interests), and (iii) not more than 20% of our total assets consist of assets that have no relationship to real estate provided the amount and nature of such activities do not cause us to lose our exemption from regulations as an investment company pursuant to the Investment Company Act of 1940 (“Investment Company Act”). Qualifying Interests are assets that represent an actual interest in real estate or are loans or liens “fully secured by real estate” but exclude securities in other issuers engaged in the real estate business. Real estate-type interests include certain mortgage-related instruments including loans where 55% of the fair market value of the loan is secured by real property at the time the issuer acquired the loan and agency partial-pool certificates.

 Investment Objectives

Our primary investment objective is to provide investor interest payments on the Bonds through the acquisition and ownership of senior debt instruments and real estate investments. Our senior debt instruments will be by way of a promissory note secured by a first position deed of trust or mortgage on non-owner occupied real property assets. Our real estate investments are expected to be non-owner occupied properties that the Company may purchase for the purpose of rehabbing and selling, rehabbing and holding or selling to another real estate investor. We may also invest in non-real estate backed loans such as warehouse loans, factoring advances, and equipment loans, as determined in our Manager’s sole discretion.

The Company may take advantage of some of the opportunities afforded by the use of land trusts. If the Company elects to use land trusts, there may be certain costs and expenses the Company may incur to properly use land trusts to the full advantage of the Company. No more than 20% of our assets may be comprised of such non-real estate assets.

Our Manager will have the sole discretion to determine the terms and mix of our asset acquisitions.

We may facilitate our investment objectives through the use of special purpose entities, wholly or majority owned by the Company. The special purpose entities may undertake the funding, acquisition and/or subsequent management and/or disposition of target assets. The Company may sell minority interests in such special purpose entities to investors outside this offering, affiliates, or joint venture partners.

Our Business

Senior Debt Instruments

The Company intends to lend money to real estate investors via promissory notes secured by the underlying real property assets. We will originate and acquire loans on purchase transactions, construction and refinance transactions. Our loans will each be secured by a mortgage or deed of trust in first position. We may occasionally make loans junior to a senior lender or that are secured by assets that are not real estate. The Company intends to limit its lending activities to the U.S. in any jurisdiction where it becomes licensed as required or does not require a license. Loans are intended for business or commercial purposes, including investment. The Company will not make loans that are for personal, family or household use. In most instances, the Company will not allow a borrower to obtain cash out at the closing of a Loan; however, the Manager may allow an initial draw to be distributed from the closing to the borrower for rehabilitation work previously completed or to begin the rehabilitation work. The Company does not generally intend any one loan to exceed 10% of its committed capital.

In addition to originating loans, the Company may purchase existing loans meeting the Company’s investment criteria. Such loans may be purchased from affiliates of the and funds created by the Manager.

Generally, our minimum loan size will be $50,000, although the Manager may waive such minimum. Our typical loan to value (“LTV”) on any loan will not exceed 75% of the after repair appraised value of a property as determined by a 3rd party appraisal or broker's price opinion. Acceptance of the appraisal or BPO used will be at the sole and absolute discretion of the Manager.

Interest and points for each loan will be subject to the Manager’s discretion and as allowed by applicable law. Loans will generally be interest only with the full principal balance due at maturity. Our standard loan term is expected to be 12 months, although any loan may have a shorter or longer term, as decided by our Manager.

The Company is predominately an asset-based lender and as a result, the Company will not always require the evaluation of a borrower or the borrower's principals through a credit report. However, the Company may use credit considerations in offering more attractive rates or a higher loan to value if the borrower's principals have strong credit. The Company may require the delivery of a 3rd party appraisal or BPO of the property that will serve as the collateral. In instances where a borrower has strong financials, high credit scores, substantial assets, positive payment history for prior loans, and/or high annual income as identified through a 4506-T tax return transcript, the Manager may waive the necessity of an appraisal and instead accept a BPO from a licensed real estate broker who is a member of the national association of realtors, a member of the local board of realtors and Multiple Listing Service ("MLS") in the county or territory that the subject property(ies) is/are located. The Company may also require all key principals of the borrowing entity to execute a personal payment guaranty. At the Manager's discretion the Company may also require a borrower to meet a specific reserve requirement.

Loan terms are subject to change based upon numerous factors, including prevailing market circumstances, and will be determined on a case-by-case basis in the sole discretion of our Manager.

All loans will initially be serviced by or through our Manager except those secured by real property located in states where licensing is required or prohibitively expensive to obtain. If we use a third party, the loan servicing company will receive compensation for performing loan servicing activities.

Loan Servicing

Certain Legal Considerations Regarding Loans

Priority of liens on mortgaged property created by security instruments depends on the terms and on the order of filing with a state, county or municipal office, whichever is applicable, although this priority may be altered by the mortgagee's knowledge of unrecorded liens against the mortgaged property. However, filing or recording does not establish priority over governmental claims for real estate taxes and assessments. In addition, the Internal Revenue Code provides priority for certain tax liens over security instruments.

If a loan secured by a deed of trust is in default, the Company may protect its rights by foreclosing via a non-judicial sale. Deeds of trust differ from mortgages in form, but are in most other ways, similar to mortgages. Deeds of trust will contain specific provisions (i.e. power of sale clause) enabling non-judicial foreclosure in addition to those provided for in applicable statutes upon any material default by the borrower. Applicable state law controls the extent that the lender will have to give notice to interested parties and the amount of foreclosure expenses and costs, including attorneys' fees, which may be covered by the lender, and charged to the borrower.

Foreclosure under security instruments other than deeds of trust is more commonly accomplished by judicial foreclosure initiated by the service of legal pleadings. When the mortgagee's right to foreclose is contested, the legal proceedings necessary to resolve the issue can be time-consuming. A judicial foreclosure is subject to most of the delays and expenses of other litigation, sometimes requiring up to several years to complete. The Company or a Project SPE's may abandon its rights in certain collateral and not pursue a judicial foreclosure in certain circumstances due to the incremental time and expense involved in these procedures.

When foreclosing under a security instrument, the sale by the designated official is often a public sale. The willingness of third parties to purchase the mortgaged property will depend to some extent on the status of the borrower's title, existing redemption rights, and the physical condition of the mortgaged property. It is common for the lender to purchase the mortgaged property at a public sale where no third party is willing to purchase the mortgaged property, for an amount equal to the outstanding principal amount of the indebtedness and all accrued and unpaid interest and foreclosure expenses. In this case, the debt owed to the mortgagee will be extinguished. Thereafter, the mortgagee would assume the burdens of ownership, including paying operating expenses, real estate taxes, and costs and expenses of making repairs. The lender is then obligated as the owner until it can arrange a sale of the mortgaged property to a third party. If the Company forecloses on the mortgaged property, the Company would expect to obtain the services of a real estate broker and pay the broker's commission in connection with the sale of the mortgaged property. Depending upon market conditions, the ultimate proceeds of the sale of the mortgaged property may not equal the Company or a Project SPE's investment in the mortgaged property. A lender commonly incurs substantial legal fees and court costs in acquiring a mortgaged property through contested foreclosure and/or bankruptcy proceedings. The Company shall bear all of the costs and expenses associated with a contested foreclosure or bankruptcy proceedings.

In foreclosure proceedings, courts frequently apply equitable principles, which are designed to relieve the borrower from the legal effects of his immaterial defaults under the loan documents or the exercise of remedies that would otherwise be unjust in light of the default. These equitable principles and remedies may impede the Company’s efforts to foreclose.

After a foreclosure sale pursuant to a mortgage or, in certain circumstances, a deed of trust, the borrower and/or foreclosed junior lien holders may have a statutory period in which to redeem the mortgaged property from the foreclosure sale. The right of redemption varies based upon federal and state law. Redemption may be limited to where the mortgagee receives payment of all or the entire principal balance of the loan, accrued interest and expenses of foreclosure. The statutory right of redemption diminishes the ability of the lender to sell the foreclosed property. The right of redemption may defeat the title of any purchaser at a foreclosure sale or any purchaser from the lender subsequent to a foreclosure sale. One remedy the Company may have to avoid a post-sale redemption is to waive the Company’s right to a deficiency judgment. Consequently, as noted above, the practical effect of the redemption right is often to force the lender to retain the mortgaged property and pay the expenses of ownership until the redemption period has run.

The Company SPE may have loans which limit the Company's recourse to foreclosure upon the mortgaged property, with no recourse against the borrower's other assets. Even if recourse is available pursuant to the terms of the Target Asset's documentation against the borrower's other assets, the Company may confront statutory prohibitions which impose prohibitions against or limitations on this recourse. For example, the right of the mortgagee to obtain a deficiency judgment against the borrower may be precluded following foreclosure. A deficiency judgment is a personal judgment against the former borrower equal in most cases to the difference between the net amount realized upon the public sale of the security and the amount due to the lender. Other statutes require the mortgagee to exhaust the security afforded under a mortgage by foreclosure in an attempt to satisfy the full debt before bringing a personal action against the borrower. The Company may elect, or be deemed to have elected, between exercising the Company’s remedies with respect to the mortgaged property or the deficiency balance. The practical effect of this election requirement is that lenders will usually proceed first against the security rather than bringing personal action against the borrower. Other statutory provisions limit any deficiency judgment against the former borrower following a judicial sale to the excess of the outstanding debt over the fair market value of the mortgaged property at the time of the public sale.

In some jurisdictions, the Company can pursue a deficiency judgment against the borrower or any guarantor if the value of the mortgaged property securing the loan is insufficient to pay back the debt owed to the Company. In other jurisdictions, however, if the Company desires to seek a judgment in court against the borrower or any guarantor for the deficiency balance, the Company may be required to seek judicial foreclosure and/or have other security from the borrower. The Manager would expect this to be a more prolonged procedure, and is subject to most of the delays and expenses that affect other lawsuits.

A loan’s secured collateral may be subject to potential environmental risks. This environmental risk is less with residential properties, but cannot be ruled out completely. Environmental risks may give rise to a diminution in value of the mortgaged property or liability for clean-up costs or other remedial actions. This liability could exceed the value of the mortgaged property or the principal balance of the loan. For this reason, the Manager may recommend that in such an instance the Company choose not to foreclose on contaminated mortgaged property rather than risk incurring liability for remedial actions.

Under the laws of certain states, an owner's failure to perform remedial actions required under environmental laws may give rise to a lien on the mortgaged property to ensure the reimbursement of remediation costs. In some states this lien has priority over the lien of an existing mortgage against the real property. Because the costs of remedial action could be substantial, the value of the mortgaged property as collateral for specific Target Assets could be adversely affected by the existence of an environmental condition giving rise to a lien.

The state of law varies as to whether and under what circumstances clean-up costs, or the obligation to take remedial actions, can be imposed on a secured lender. If a secured lender does become liable for clean-up costs, it may bring an action for contribution against the current owners or operators, the owners or operators at the time of on-site disposal activity or any other party who contributed to the environmental hazard, but these Persons may be bankrupt or otherwise judgment-proof. Furthermore, an action against the borrower may be adversely affected by the limitations on recourse in the loan documents.

The Company’s forms of promissory notes and security instruments, like those of many lenders, contain "due-on-sale" clauses permitting the Company to accelerate the maturity of a loan if the borrower sells, conveys or transfers all or any portion of the mortgaged property. Except in certain limited circumstances, Federal law permits the enforcement of due-on-sale clauses contained in mortgage loan documents. Due-on-sale clauses will not be enforceable in bankruptcy proceedings.

State courts also are known to apply various legal and equitable principles to avoid enforcement of the forfeiture provisions of installment contracts. For example, a lender's practice of accepting late payments from the borrower may be deemed a waiver of the forfeiture clause. State courts also may impose equitable grace periods for payment of arrearage or otherwise permit reinstatement of the contract following a default. If a borrower under an installment contract has significant equity in the mortgaged property, a court may apply equitable principles to reform or reinstate the contract or to permit the borrower to share in the proceeds upon a foreclosure sale of the mortgaged property if the sale price exceeds the debt. Typically, the right to redemption is limited rights of the property owner when the subject property is owner- occupied. The Company will not fund loans secured by owner- occupied, residential real property.

The Company may be subject to delays from statutory provisions that afford relief to debtors from the Company’s ability to obtain payment of the loan, to foreclose upon the collateral, and/or to enforce a deficiency judgment. Under the United States Bankruptcy Code of 1978 ("Bankruptcy Code"), and analogous state laws, foreclosure actions and deficiency judgment proceedings are automatically suspended upon the filing of the bankruptcy petition and often no interest or principal payments are made during the course of the bankruptcy proceeding. The delay and consequences in obtaining a remedy can be significant. Also under the Bankruptcy Code, the filing of a petition in bankruptcy by or on behalf of the holder of a second mortgage may prevent the senior lender from taking action to foreclose out the junior lien.

Under the Bankruptcy Code, the amount and terms of a security instrument on mortgaged property of the debtor may be modified under equitable principles or otherwise. Under the terms of an approved bankruptcy plan, the court may reduce the outstanding amount of the loan secured by the mortgaged property to the then current value of the mortgaged property in tandem with a corresponding partial reduction of the amount of the lender's security interest. This leaves the lender having the status of a general unsecured creditor for the differences between the mortgaged property value and the outstanding balance of the loan. Other modifications may include the reduction in the amount of each monthly payment, which may result from a reduction in the rate of interest and/or the alteration of the repayment schedule, and/or change in the final maturity date. A court may approve a plan, based on the particular facts of the reorganization case that effected the curing of a mortgage loan default by paying arrearage over time. Also, under the Bankruptcy Code, a bankruptcy court may permit a debtor to de-accelerate a mortgage loan and to reinstate the loan even though the lender accelerated the mortgage loan and final judgment of foreclosure had been entered in state court prior to the filing of the debtor's petition. This may be done even if the full amount due under the original loan is never repaid. Other types of significant modifications to the terms of the mortgage or deed of trust may be acceptable to the bankruptcy court, often depending on the particular facts and circumstances of the specific case.

In a bankruptcy or similar proceeding, action may be taken seeking the recovery as a preferential transfer of any payments made by the mortgagor under the related mortgage loan to the lender. Payments on long-term debt may be protected from recovery as preferences if they are payments in the ordinary course of business made on debts incurred in the ordinary course of business. Whether any particular payment would be protected depends upon the facts specific to a particular transaction.

Real Estate Investments

Our real estate investments are expected to be non-owner occupied investment properties that the Company may purchase for the purpose of rehabbing and selling, rehabbing and holding or selling to a third-party. The Company will not invest in residential properties. We generally intend to hold our real estate investments for approximately 24 months or less, although the ultimate hold time will be determined by our Manager in its sole discretion. The Company does not generally intend any one real estate investment to exceed 25% of its committed capital.

Employees

We do not have any direct employees. We are dependent upon the services provided through our Manager.

Legal Proceedings

From time to time, we may become party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, nor are we aware of any threatened or pending legal proceedings, that we believe to be material or which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operation if determined adversely to us.

Government Regulation

The Company’s real estate business is subject to multiple laws, including regulations applicable to ownership, rental and construction of properties. Regulations may vary from jurisdiction to jurisdiction and from state to state. In any jurisdictions or states in which we operate, we may be required to obtain licenses and permits to conduct business.

The federal government and the state and local jurisdictions in which the Company operates have enacted extensive laws, regulations and policies that affect the lending and servicing of loans and the manner in which the Company’s business is conducted, including the conduct of our other business operations. The Company’s business is subject to multiple laws including regulations applicable to note servicers. The lending industry is heavily regulated by laws governing lending practices at the federal, state, and local levels. In addition, changes in these laws, regulations and policies, as well as proposals for new laws, regulations and policies proposals for further regulation of the financial services industry are continually being introduced. Failure of the Company or its Servicer to comply with these laws could lead to loss of the property, legal fees, and other unexpected costs that could adversely affect investments. Some of the laws and regulations to which the Company and its servicer are subject include those pertaining to:

●real estate settlement procedures;

●fair lending, mortgage disclosures, and lender licenses;

●compliance with federal and state disclosure requirements;

●fair debt collection and credit reporting;

●the establishment of maximum interest rates, finance charges, and other charges;

●secured transactions and foreclosure proceedings; and

●private regulations providing for the use and safeguarding of non-public personal financial information of borrowers.

While the Company will use its best efforts to comply with all laws, including federal, state, and local laws and regulations, claims arising out of actual or alleged violations of law could be asserted against us by individuals or governmental authorities. These legal actions could expose the Company to significant damages, legal fees or other penalties that would adversely affect the Company and its ability to distribute income to Investors.

Competition

The Company competes with many others engaged in real estate investment including but not limited to individuals, corporations, bank and insurance company investment accounts, real estate investment trusts, and private real estate funds. Significant increases in the number of listings for entry level housing in the geographic areas where the Company’s properties are located, if not met by a similar increase in demand, is likely to cause downward pressure on rental rates and, potentially, impact the value of our real estate assets.

No Public Market

Although under Regulation A the Bonds are not “restricted securities,” Bonds are still highly illiquid securities. No public market has developed nor is expected to develop for Bonds, and we do not intend to list Bonds on a national securities exchange or interdealer quotational system. You should be prepared to hold your Bonds until at least Maturity.

Bankruptcy, Receivership, Etc.

Not applicable.

Reclassification, Merger, Consolidation, Etc.

Not applicable.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Components of Results of Operations”, “Results of Operations”, consolidated financial statements and related notes included elsewhere in this Annual Report. Our actual results may differ materially from those anticipated in these forward-looking statements. For further information regarding forward-looking statements, see “Statement Regarding Forward Looking Information.” Unless otherwise indicated, the latest results discussed below are as of December 31, 2025.

Results of Operations

We have not had any revenues to date and do not expect to generate revenues until at least Q2 or Q3, 2026, assuming we raise sufficient funds through our Regulation A offering. For the fiscal year ended December 31, 2024, we had $233 in organizational expenses, for a net loss of $233 for the fiscal year. For the fiscal year ended December 31, 2025, we had organizational expenses of $88,491 and an equal net loss. These expenses were advanced by an affiliate of our Manager for expenses related to our Regulation A offering.

Liquidity and Capital Resources

Due to its recent formation and limited operating history, the Company has limited assets on its balance sheet. As of December 31, 2025, we had $6,009 cash on hand and $134,733 in liabilities due to a related party. The Company does not have material commitments for capital expenditures at this time.

The Company’s financial statements have been prepared assuming the Company will continue as a going concern. The Company is newly formed and has not generated revenue from operations. The Company will require additional capital until revenue from operations is sufficient to cover operational costs. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

Currently, the Company is fully dependent on proceeds from the sale of Bonds through its Regulation A offering, which was qualified with the SEC on January 13, 2026. As of April 21, 2026, the Company has issued $108,000 in Bonds and has yet to invest such funds.

Trends

The Company has a limited operating history and no significant historical operating data for trend analysis. Nonetheless, the Company’s business is subject to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. Events including, but not limited to, recession, inflation, downturn or otherwise, government regulations and political policies, travel restrictions, changes in the real estate market, and interest-rate fluctuations could have a material adverse effect on the Company’s financial condition and the results of its operations.

Significant Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or “GAAP.” The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are fully described in Note 3 to our financial statements appearing elsewhere in this Annual Report, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

Off-Balance Sheet Arrangements

As of December 31, 2025 and 2024, we had no off-balance sheet arrangements.

Item 3. DIRECTORS AND OFFICERS

We are managed by our Manager, PIC Diversification Manager, LLC. The following table provides information on the managers of our Manager:

Name	Age	Positions	Term of Office
Dan Handford	42	Manager of our Manager	November 2024 – Present
Danny Randazzo	36	Manager of our Manager	November 2024 – Present
Kelli Garrett	57	Manager of our Manager	November 2024 – Present

Dan Handford –

Dan is an entrepreneur with a track record of launching and scaling multiple seven-figure businesses, including a successful group of non-surgical orthopedic medical clinics. He is a managing partner at PassiveInvesting.com, a private equity real estate firm with a portfolio exceeding $1 billion since its inception in 2018. The firm strategically invests in large multifamily communities, self-storage facilities, a hotel, and a brand of 31 express car washes. Dan plays a key leadership role in investor relations, marketing, and overall strategic direction. Dan lives and works in Lexington, South Carolina.

Danny Randazzo –

Danny brings over a decade of high-level financial experience, including his tenure as a financial consultant with one of the nation's premier consulting firms, where he advised multi-billion-dollar companies on optimizing revenue, profitability, and technology utilization. As a managing partner of PassiveInvesting.com, Danny has helped grow the company’s real estate portfolio to over $1 billion in assets under management. He lives and works in Charleston, South Carolina.

Kelli Garrett –

Kelli is a veteran of the mortgage industry, having successfully operated a multi-location mortgage brokerage firm for nearly a decade. At its peak, her firm brokered 60–70 loans monthly across residential and commercial sectors. Kelli previously held Series 6 and 63 securities licenses and worked with over fifty lenders during her brokerage career. Kelli has funded more than $400 million across 2,000+ real estate rehab loans with a portfolio default rate under 1%. Known for her conservative underwriting approach, she consistently places between $8–12 million in loans per month. Kelli lives and works in Charleston, South Carolina.

Legal Proceedings

Neither our Manager nor its any of its managers has, during the past five years:

●been convicted in a criminal proceeding (excluding traffic violations and other minor offences); or

●had any petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

Board Committees

Not applicable.

Family Relationships

There are no familial relationships between any of our managers.

Management Compensation

Our Manager has not received any compensation to date, and we do not intend to pay compensation in the future. As our sole member, our Manager will be entitled to receive profit distributions after payment of our expenses and Bond payments. Notwithstanding the foregoing, our Manager may elect to be compensated by the Company in the future in such amounts as determined by the Manager.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth the beneficial ownership, as of December 31, 2025, of our manager, who is our sole member. The business address for our beneficial holders is 245 Laurel Rd., Lexington, South Carolina 29073. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all membership interests owned by them, except to the extent that power may be shared with a spouse. Our Manager may transfer its membership interests at any point and its members may transfer their interests in the Manager, subject to certain restrictions in the companies’ respective governing documents.

Name and Address of Beneficial Owner(1)	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Dan Handford	Membership Interests	1/3	n/a	33.33%
Danny Randazzo	Membership Interests	1/3	n/a	33.33%
Kelli Garrett	Membership Interests	1/3	n/a	33.33%

(1)We have issued one membership interest in the Company, which was issued to our Manager. Our Manager is ratably owned and managed by Daniel Handford, Danny Randazzo, and Kelli Garrett.

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Except as described herein (or within the section entitled Executive Compensation of our Offering Circular), none of the following parties (each a “Related Party”) has, since inception to the period ended December 31, 2025, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us: (i) any of our Manager or its managing members; (ii) any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding interests; or (iii) any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the above persons.

The Company occasionally incurs expenses that are paid by related parties. As of December 31, 2025 and 2024, amounts due to related parties totaled $134,733 and $40,333, respectively for organizational, offering, and operating expenses.

Conflicts of Interest

The Company is subject to various conflicts of interest arising from its relationship with its Manager and the Manager's affiliates. The conflicts include, but are not limited to the following:

Competition. The Manager and its affiliates will not be required to devote any fixed amount of time to the affairs of the Company, and they will continue to engage in business activities, including real estate activities, that may involve a conflict of interest with the business of the Company. There will be competing demands on the Manager, its employees and representatives, the Manager's Affiliates and each Affiliate's employees and representatives because of the nature of the businesses in which each of the Manager, its employees and representatives, the Manager's affiliates, and each affiliate's employees and representatives are engaged.

The Manager, its employees and representatives, and the Manager's affiliates each affiliate's employees and representatives will continue to engage for their own account, or for the account of others, in other business ventures, real estate or otherwise, and neither the Company nor any Member will be entitled to any interest therein. There may be conflicts of interest on the part of the Manager or its affiliates between the relevant Company and other real estate investments with which the Manager or those affiliates are involved in.

Specifically, our Manager’s managing members serve as managing members to an entity that manages a real estate fund with investment objectives that makes loans secured by real estate and real estate investments. The managing members of the Manager will allocate assets between the two funds in a manner that believe to be fair and equitable, taking into consideration such factors as capital available from each fund, asset mix, risk exposure, targeted return, diversification, and such other factors as they deem appropriate. It is also possible that the two affiliated funds could buy and sell assets from each other, the terms of which transactions will not be the result of arms’ length transactions and could favor one fund over the other.

Non-Negotiated Transactions. The Company may enter into transactions with the Manager or the Manager's affiliates that will not be negotiated at arms' length. Although the Manager of the Company will not commission surveys or studies to determine the competitiveness or fairness of fees or other compensation payable to the Manager or its affiliates, the Manager will only enter into such transactions if it believes that such fees and compensation are fair and reasonable.

PIC Diversification Manager, LLC was formed in November 2024, and is organized as a limited liability company under the laws of the State of Wyoming and commenced operations immediately upon its formation.

For purposes of the Company, the Manager, when applicable, will underwrite all potential assets, prepare the documents necessary for the closing of an asset, schedule the closing of an asset, maintain all original documents, perform post-closing audits of the loan file by ensuring that all previously recorded liens recorded against the mortgaged property have been properly released, and obtain the final lender's or owner's title policy (or the assignment thereof) after the closing of the asset transaction.

The Manager will continue to perform the above services outside of the work performed on behalf of the Company. The Manager will continue to devote time and energy to funding transactions that fall outside of the Company's lending parameters as described herein. Neither the Company nor any investor will be entitled to any ownership or profit interest in the Manager's activities.

Employees of the Manager devote time and energy to Manager's activities. Manager shall continue to service and perform loss mitigation services for private money loan transactions originated or brokered by unaffiliated 3rd parties. Neither the Company nor any investor will be entitled to any ownership interest or profit interest in Manager or its activities.

Potential conflicts of interest will exist among the Company and its Manager and the Manager's affiliates. These parties are not prohibited from engaging in competitive undertakings and transactions. However, the Manager intends that transactions with affiliates of the Manager will be commercially reasonable under the circumstances. The Manager intends that such arrangements will be comparable to, and not less favorable to the Company than, those arrangements that could be obtained from an independent party in the area where the transaction is to be performed.

The Company does not have any formal policies in place to resolve conflicts of interest.

Allocation of Investment Opportunities

Our Manager expects to offer other investment opportunities including offerings that acquire or invest in real estate, real estate backed loans, and recovery centers. Each such offering is referred to as a “Project.” To the extent that those other entities have investment objectives that compete with the Company, our Manager will allocate opportunities between the Company and these other entities using its business judgement. These additional Projects may have investment criteria that compete with us. If a sale, financing, investment or other business opportunity would be suitable for more than one Project, our Manager will allocate it using its business judgment. Any allocation of this type may involve the consideration of a number of factors that our Manager determines to be relevant. The factors that our Manager could consider when determining the entity for which an investment opportunity would be the most suitable include the following:

•the investment objectives and criteria of the entities;

•the cash requirements of the entities;

•the effect of the investment on the diversification of the entities’ portfolio;

•the policy of the entities relating to leverage;

•the anticipated cash flow of the asset to be acquired;

•whether the asset is being acquired from an affiliated entity or third-party seller;

•the income tax effects of the purchase on the entities;

•the size of the investment; and

•the amount of funds available to the entities.

If a subsequent event or development causes any investment, in the opinion of our Manager, to be more appropriate for another entity, they may offer the investment to such entity. In addition, third parties may require as a condition to their arrangements or agreements with or related to any one particular Project that such arrangements or agreements include or not include another Project, as the case may be. Any of these decisions may benefit one Project more than another.

Except under any policies that may be adopted by our Manager, which policies are designed to minimize conflicts among the Projects and other investment opportunities, no Project has any duty, responsibility or obligation to refrain from:

•engaging in the same or similar activities or lines of business as any Project;

•doing business with any potential or actual tenant, lender, purchaser, supplier, customer or competitor of any Project;

•engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, lenders, purchasers, suppliers or customers of any Project;

•establishing material commercial relationships with another Project; or

•making operational and financial decisions that could be considered to be detrimental to another Project.

Item 6. OTHER INFORMATION

None

Item 7. FINANCIAL STATEMENTS

PIC DIVERSIFICATION FUND, LLC

Independent Auditor’s Report

To the Member of PIC Diversification Fund, LLC

Opinion

We have audited the accompanying financial statements of PIC Diversification Fund, LLC, which comprise the balance sheets as of December 31, 2025 and 2024 and the related statements of operations, member’s deficit and cash flows for the year ended December 31, 2025 and for the period from November 6, 2024 (inception) to December 31, 2024, and the related notes to the financial statements (collectively the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PIC Diversification Fund, LLC as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the year ended December 31, 2025 and for the period from November 6, 2024 (inception) to December 31, 2024 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of PIC Diversification Fund, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter—Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has not yet begun operations and had a member’s deficit of approximately $88,724 as of December 31, 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about PIC Diversification Fund, LLC’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•Exercise professional judgment and maintain professional skepticism throughout the audit.

•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of PIC Diversification Fund, LLC’s internal control. Accordingly, no such opinion is expressed.

•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about PIC Diversification Fund, LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Coral Springs, Florida

March 5, 2026

PIC DIVERSIFICATION FUND, LLC

BALANCE SHEETS
As of December 31, 2025 and 2024

	2025	2024
ASSETS

Cash and cash equivalents	$6,009	$100
Deferred offering costs	40,000	40,000
Total assets	$46,009	$40,100

LIABILITIES AND MEMBER'S DEFICIT

Due to related parties	$134,733	$40,333
Total liabilities	$134,733	$40,333

Accumulated deficit	$(88,724)	$(233)
Total Member's Deficit	$(88,724)	$(233)

Total liabilities and member's deficit	$46,009	$40,100

The accompanying notes are an integral part of these financial statements.

PIC DIVERSIFICATION FUND, LLC

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2025 and the Period from November 6, 2024 to December 31, 2024

	2025	2024
REVENUE
Gross revenue	$-	$-
Total revenue	-	-

EXPENSES
Organizational costs	$88,491	$233
Total expenses	$88,491	$233

Net loss	$(88,491)	$(233)

The accompanying notes are an integral part of these financial statements.

PIC DIVERSIFICATION FUND, LLC

STATEMENTS OF CHANGES IN MEMBER'S DEFICIT
For the Year Ended December 31, 2025 and the Period from November 6, 2024 to December 31, 2024

Balance at November 6, 2024	$-

Net Loss	(233)

Balance at December 31, 2024	$(233)

Net Loss	(88,491)

Balance at December 31, 2025	$(88,724)

The accompanying notes are an integral part of these financial statements.

PIC DIVERSIFICATION FUND, LLC

STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2025 and the Period from November 6, 2024 to December 31, 2024

	2025	2024
Cash flows from operating activities

Net loss for the period	$(88,491)	$(233)

Cash used by operating activities	$(88,491)	$(40,000)

Cash flows from financing activities
Advances from related parties	$94,400	$40,333
Cash provided by financing activities	94,400	40,333

Net increase in cash	$5,909	$100

Cash at beginning of period	$100	$-

Cash at end of period	$6,009	$100

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$-	$-
Cash paid during the year for tax	$-	$-

The accompanying notes are an integral part of these financial statements.

PIC DIVERSIFICATION FUND, LLC

NOTES TO FINANCIALS STATEMENTS
December 31, 2025 and 2024

NOTE 1: NATURE OF OPERATIONS

PIC Diversification Fund, LLC (the “Company”), is a limited liability company organized in November 2024 under the laws of Wyoming. The Company was organized to invest primarily in real estate secured loans. We refer to PIC Diversification Fund, LLC as “PIC Diversification Fund, LLC,” the “Company,” “us,” “we” and “our” in these financial statements.

As of December 31, 2025, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities and preparations for debt offerings. The Company is pursuing offerings pursuant to Regulation A (“Reg A”) under the Securities Act and is selling debt instruments directly to investors. The maximum amounts that can be raised through Reg A (Tier 2) offerings are $75,000,000 in a 12-month period.

The Company is not registered as an Investment Company under the Investment Company Act of 1940, as amended.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) as detailed in the Financial Accounting Standards Board’s Accounting Standards Codification (“FASB ASC”). The Company adopted the calendar year as its basis of reporting.

Use of estimates and judgments

The preparation of the Company’s financial statements in conformity with GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of funds held in the Company’s checking account.   The Company maintains its cash with a major financial institution located in the United States of America.

The Company is exposed to credit risk on its cash and cash equivalents in the event of default by the financial institutions to the extent account balances exceed the amount insured by the FDIC, which is $250,000. At December 31, 2025 and 2024, the Company did not have any cash in excess of the insured FDIC limit.

PIC DIVERSIFICATION FUND, LLC

NOTES TO FINANCIALS STATEMENTS
December 31, 2025 and 2024

NOTE 2: SIGNFICANT ACCOUNTING POLICIES (Continued)

Fair Value Recognition, Measurement and Disclosure

The carrying amounts of cash reported on our balance sheet approximates fair value as we maintain them with various high-quality financial institutions.

We disclose the fair value of our financial instruments based on the fair value hierarchy using the following three categories:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Organizational and Deferred Offering Costs

In accordance with GAAP, the Company expenses organization and other startup costs as incurred. Costs incurred in connection with the Company's debt offering are deferred and recorded as a reduction of offering proceeds when the offering is completed. If the offering is not completed, such costs are expensed as incurred. As of December 31, 2025 and 2024, the Company had deferred offering costs of $40,000, which are included on the balance sheet as deferred offering costs.

For the year ended December 31, 2025 and for the period from November 6, 2024 through December 31, 2024, the Company incurred $88,491 and $233, respectively, in organizational and start up costs.

Income Taxes

The Company is a limited liability company that is treated as a disregarded entity for tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss flow through to the managing member and any resulting Federal and/or State income taxes are assessed and paid by the managing member. Therefore, no provision for income tax has been recorded in the statements.

The Company addresses uncertain tax positions in accordance with ASC Topic 740, Income Taxes, which provides guidance on the recognition, measurement, presentation, and disclosure of uncertain tax positions in the financial statements. Management has not identified the existence of any uncertain tax positions.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

PIC DIVERSIFICATION FUND, LLC

NOTES TO FINANCIALS STATEMENTS
December 31, 2025 and 2024

NOTE 2: SIGNFICANT ACCOUNTING POLICIES (Continued)

Member's Equity Structure

The Company is organized as a limited liability company that is owned by a single member. The member is allocated ownership by being provided 100% of membership interest. The member is allocated Managing Member holds 100% of the member’s deficit of the Company as of December 31, 2025 and 2024.

Segment Reporting

The Company conducts its business activities and reports financial results as a single reportable segment, PIC Diversification Fund, LLC. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Chief Operating Decision Maker ("CODM"), PIC Diversification Fund Manager, LLC, makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of PIC Diversification Fund, LLC are the same as described in the organization and nature of business and summary of significant accounting policies.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company’s financial statements.

NOTE 3: GOING CONCERN

These financial statements are prepared on a going concern basis. The Company has not yet begun operation as of December 31, 2025. These factors raise substantial doubt about the Company’s ability to continue as a going concern within the twelve-month period subsequent to the date that these financial statements are issued. During the next 12 months, the Company intends to fund its operations with funding from its proposed Regulation A campaign and any additional related party financing as deemed necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. The accompanying financial statements do not take into account any adjustments that could result from these uncertainties.

NOTE 4: RELATED PARTY TRANSACTIONS

The Company occasionally incurs expenses that are paid by related parties. As of December 31, 2025 and 2024, amounts due to related parties totaled $134,733 and $40,333, respectively.

NOTE 5: SUBSEQUENT EVENTS

Management has assessed subsequent events through March 5, 2026, the date on which the financial statements were available to be issued. There are no material events.

Item 8. EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit Description
2.1	Certificate of Organization *
2.3	Operating Agreement *
3.1	Form of 1 Year Bond *
3.2	Form of 2 Year Bond *
3.3	Form of 3 Year Bond *
4.1	Form of Bond Purchase Agreement *
6.1	Agreement with DealMaker*

*Filed with Form 1-A on June 16, 2025 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, this issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on April 29, 2026.

PIC Diversification Fund, LLC

By:	/s/
Name:
Title:

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on April 29, 2026.

Signature	Title

/s/
Dan Handford	Manager

/s/
Danny Randazzo	Manager

/s/
Kelli Garrett	Manager